EXHIBIT (a)(5)(G)

News from Arch Coal, Inc.
For more information:
Deck S. Slone 314/994.2717
FOR IMMEDIATE RELEASE
Arch Coal Commences Public Offering of Common Stock
ST. LOUIS (May 31, 2011) — Arch Coal, Inc. (NYSE: ACI) (“Arch”) today announced that it has commenced an offering of 44.0 million shares of its common stock pursuant to an automatic shelf registration statement on Form S-3 previously filed with the Securities and Exchange Commission (the “SEC”). Arch intends to grant the underwriters of the common stock offering an option for 30 days to purchase up to 6.6 million additional shares of common stock to cover over-allotments, if any.
Arch plans to use the net proceeds of the offering to partially fund Arch’s acquisition of International Coal Group, Inc. (“ICG”) and related transactions, including the redemption, payment of cash resulting from conversion of, or other retirement of certain outstanding ICG indebtedness. If the acquisition is not completed, Arch intends to use the net proceeds from this offering for general corporate purposes, which may include the financing of future acquisitions, including lease-by-applications, or strategic combinations, capital expenditures, additions to working capital, repurchases, repayment or refinancing of debt or stock repurchases.
This press release is neither an offer to sell nor a solicitation of an offer to sell or a solicitation of an offer to buy any securities.
Morgan Stanley & Co. Incorporated, PNC Capital Markets LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. are the joint book-running managers for the common stock offering.
Arch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the applicable prospectus supplement and other documents Arch has filed or will file with the SEC for more complete information about Arch and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.
The preliminary prospectus supplement and the final prospectus supplement relating to the offering, when available, may be obtained from Morgan Stanley & Co. Incorporated, Prospectus Department, 180 Varick Street 2nd Floor, New York, New York 10014, PNC Capital Markets LLC by telephone at (412) 762-2852, BofA Merrill Lynch, 4 World Financial Center, New York, New York 10080, Attn: Prospectus Department or by email to dg.prospectus_requests@baml.com and Citigroup Global Markets Inc., Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220, by e-mail to batprospectusdept@citi.com or by calling (800) 831-9146.

About Arch Coal
U.S.-based Arch Coal is one of the world’s largest coal producers, with more than 160 million tons of coal sold in 2010. Arch’s national network of mines supplies cleaner-burning, low-sulfur coal to customers on four continents, including U.S. and international power producers and steel manufacturers. In 2010, Arch achieved record revenues of $3.2 billion.
Important Additional Information
This communication is provided for informational purposes only. It does not constitute an offer to purchase shares of ICG or the solicitation of an offer to sell any shares of ICG’s common stock. Arch and its subsidiary Atlas Acquisition Corp. have filed with the SEC a tender offer statement on Schedule TO, including the offer to purchase and related documents, which has been previously amended and will be further amended as necessary. ICG has filed with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9, which has been previously amended and will be further amended as necessary. These documents contain important information and stockholders of ICG are advised to carefully read these documents before making any decision with respect to the cash tender offer. These documents are available at no charge on the SEC’s website at http://www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain related tender offer documents may be obtained free of charge by directing such requests to Arch Coal investor relations at (314) 994-2897 or our information agent, Innisfree M&A Incorporated, at (877) 717-3922 (toll-free for stockholders) or (212) 750-5833 (collect for bank and brokers). A copy of the tender offer statement and ICG’s solicitation/recommendation statement on Schedule 14D-9 are available to all stockholders of ICG free of charge at http://www.intlcoal.com.
Forward-Looking Statements: This press release contains “forward-looking statements” — that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” or “will.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For us, particular uncertainties arise from changes in the demand for our coal by the domestic electric generation industry; from legislation and regulations relating to the Clean Air Act and other environmental initiatives; from operational, geological, permit, labor and weather-related factors; from fluctuations in the amount of cash we generate from operations; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different than those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. For a description of some of the risks and uncertainties that may affect our future results, you should see the risk factors described from time to time in the reports we file with the SEC.
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